Exhibit 99.1

Marine Harvest (OSE:MHG, NYSE:MHG): COMPLETION OF ASSET PURCHASE TRANSACTION

With reference to the stock exchange announcement 15 September 2014, Marine Harvest is pleased to announce that the purchase of the assets of the former Chilean farming company Acuinova S.A. is completed. The agreed purchase price for the assets is USD 125 million which is USD 5 million higher than the initially stated purchase price to reflect a higher biomass at sea. The asset purchase is subjected to VAT of approximately USD 10 million and will be financed temporarily by Marine Harvest. The VAT is fully refundable.

For queries, please contact:

Alf-Helge Aarskog (CEO) +47 905 97 529
Ivan Vindheim (CFO) +47 958 71 310

Forward-looking Statements

This press release may be deemed to include forward-looking statements, such as statements that relate to the production capacity of the acquired assets, the expected 2015 harvest volume of the acquired assets and the expected closing of the transaction and its timing. Forward-looking statements are typically identified by words or phrases, such as "expect" and similar expressions or future or conditional verbs such as "may," "will," "may", "should," "would," and "could." Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties, including operational factors that may affect the production capabilities of the acquired assets and failure to satisfy conditions precedent for the acquisition. All forward-looking statements included in this press release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.